Exhibit (d)(5)

CONFIDENTIAL

February 4, 2022

BioDelivery Sciences International, Inc.

4131 ParkLake Avenue, Suite 225

Raleigh, NC 27612 United States

Attn: Mr. Jeffrey A. Bailey, Chief Executive Officer

Dear Jeff,

On behalf of Collegium Pharmaceutical, Inc. (“Collegium”), we would like to thank you again for the opportunity to explore a potential transaction with BioDelivery Sciences International, Inc. (“BDSI”) to acquire 100% of the issued and outstanding share capital of BDSI (the “Proposed Transaction”).

In consideration for the time, expense and efforts Collegium has expended, and will expend, in conducting its due diligence review of BDSI and preparing for and negotiating the definitive documentation with respect to the Proposed Transaction, until the earliest to occur of: (i) 11:59 p.m. (Eastern Time) on February 7, 2022, which shall automatically extend to 11:59 p.m. (Eastern Time) on February 14, 2022 provided that a revised draft Commitment Letter from Collegium’s lender is received by BDSI, in a form reasonably satisfactory to BDSI, by 11:59 p.m. (Eastern Time) on February 7, 2022, (ii) the execution of an acquisition agreement between Collegium and BDSI and (iii) the time at which Collegium reduces, or proposes a reduction in, the purchase price of $5.60 per share proposed by Collegium (the “Exclusivity Period”), BDSI shall not, and shall not authorize its senior-level employees, shareholders, officers, directors, agents, advisors or controlled affiliates (collectively, “Representatives”) to, and shall direct (and shall use reasonable best efforts to cause) its Representatives not to, directly or indirectly, (a) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Competing Proposal (as defined below), (b) engage in, continue or otherwise participate in any discussions (except to notify a Person (as defined below) that makes any inquiry or offer with respect to a Competing Proposal of the existence of the provisions of this letter agreement) or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of soliciting, knowingly encouraging or facilitating, any proposal or offer that constitutes, or could reasonably be expected to lead to, a Competing Proposal, (c) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to a Competing Proposal or any proposal or offer that constitutes, or could reasonably be expected to lead to, a Competing Proposal, (d) waive or release any Person from, fail to use reasonable best efforts to enforce any standstill agreement or any standstill provisions of any contract entered into in respect of a potential Competing Proposal, or (e) approve, authorize or agree to do any of the foregoing. BDSI and its Representatives shall terminate all discussions or negotiations with any Person with respect to a Competing Proposal or potential Competing Proposal that existed on or prior to the date hereof.

100 Technology Center Drive, Suite 300 ● Stoughton, MA 02072 ● collegiumpharma.com ● (781) 713-3699

“Competing Proposal” means any indication of interest, proposal or offer from any individual or any corporation, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, other than Collegium (each a “Person”) relating to, in a single transaction or series of related transactions, any (a) acquisition or joint venture, (including any distribution or revenue-sharing arrangement) with respect to more than 15% of the assets of BDSI or any of its subsidiaries, (b) issuance or acquisition representing 15% of more of the voting equity securities of BDSI, (c) recapitalization, tender offer or exchange offer with respect to 15% of more of the voting equity securities of BDSI, or (d) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving any sale of more than 15% of the assets of BDSI or representing 15% of more of the voting equity securities of BDSI, in each case other than the Proposed Transaction (each of the foregoing, a “Competing Transaction”).

BDSI shall promptly advise Collegium of the receipt by BDSI or any of its Representatives of any Competing Proposal (including the terms thereof and the name of the Person making or delivering such Competing Proposal and of any Person on whose behalf such Competing Proposal is made or delivered) during the Exclusivity Period.

The Exclusivity Period shall be automatically extended for up to two (2) additional one (1) business day periods so long as the parties are working in good faith toward the execution of the definitive purchase agreement for the Proposed Transaction. Following such extensions, the Exclusivity Period may be extended by mutual agreement of the parties.

The existence and contents of this letter agreement and the parties’ discussions regarding the Proposed Transaction shall constitute confidential information under the confidentiality provisions of the Confidentiality Agreement, dated as of December 29, 2021, by and between BDSI and Collegium.

This letter agreement may be executed in counterparts and (i) shall be governed by the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable provisions of conflicts of law thereof, and (ii) may only be amended in a writing executed by each of the parties hereto. Except as set forth in this letter agreement, there is no contract or agreement between BDSI and Collegium with respect to a Proposed Transaction until definitive documentation is complete and executed. If any provision of this letter agreement is determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this letter agreement shall not in any way be affected or impaired thereby. It is agreed that money damages would not be a sufficient remedy for any breach of this letter agreement by BDSI and that Collegium shall therefore be entitled to equitable relief, including an injunction or specific performance, as a remedy for any such breach, without the posting of a bond or any other security. Such remedies shall not be deemed to be the exclusive remedies for a breach of this letter agreement, but shall be in addition to all other remedies available at law or equity.

100 Technology Center Drive, Suite 300 ● Stoughton, MA 02072 ● collegiumpharma.com ● (781) 713-3699

If the foregoing is acceptable to BDSI, please sign and date this letter agreement on the appropriate space below and return an executed copy to Collegium’s attention, whereupon the binding provisions of this letter as noted above shall become a binding agreement between the parties hereto.

Very truly yours,

COLLEGIUM PHARMACEUTICAL, INC.

By:	/s/ Shirley Kuhlmann
Name: Shirley Kuhlmann
Title: Executive Vice President & General Counsel

AGREED AND ACKNOWLEDGED as of the date first mentioned above:

BioDelivery Sciences International, Inc.

By:	/s/ Jeffrey A. Bailey
Name: Jeffrey A. Bailey
Title: Chief Executive Officer

100 Technology Center Drive, Suite 300 ● Stoughton, MA 02072 ● collegiumpharma.com ● (781) 713-3699